SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
American Claims Evaluation, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
025144 10 6
(CUSIP Number)
Mr. Gary Gelman
American Claims Evaluation, Inc.
One Jericho Plaza
Jericho, New York 11753
Telephone (516) 938-8000
(Name, Address and Telephone Number of Person Authorized to Received Notices
and Communications)
December 15, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

“Item 3. Source and Amount of Funds or Other Consideration
“Item 5. Interest in Securities of the Issuer
SIGNATURE
SIGNATURE

SCHEDULE 13D

CUSIP No.	025144 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Edward & Michael Gelman 2008 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	7	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

(1)	Based on 4,761,800 shares outstanding at November 14, 2008, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2008.

2

SCHEDULE 13D

CUSIP No.	025144 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary Gelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

(1)	Based on 4,761,800 shares outstanding at November 14, 2008, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2008.

3

     The Edward & Michael Gelman 2008 Trust hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 8, 2008.
     This Schedule relates to the common stock, par value $.01 per share (the “Common Stock ”), of American Claims Evaluation, Inc., a New York corporation (the “Issuer”).
“Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule is hereby amended by adding the following text as the last paragraph thereof:
“Gelman gave 500,000 shares of Common Stock to the Trust on December 15, 2008.”
“Item 5. Interest in Securities of the Issuer.
Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(a) Each of the Trust and the Investment Trustee beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 1,000,000 shares of Common Stock, or 21% of the shares of Common Stock outstanding, as of December 15, 2008”.
Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(b) Each of the Trust and the Investment Trustee has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,000,000 shares of Common Stock referred to in Item 5(a) above.”
Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:
“(c) Except for the gift of 500,000 shares of Common Stock to the Trust on December 15, 2008, neither the Trust nor the Investment Trustee effected any transactions in the Common Stock during the past sixty days.”

4

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 17, 2008

THE EDWARD & MICHAEL GELMAN 2008 TRUST

By:	/s/ Gary Gelman

Gary Gelman
Investment Trustee

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 17, 2008

/s/ Gary Gelman

Gary Gelman